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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

                     Certification and Notice of Termination
                   of Registration under Section 12(g) of the
                       Securities Exchange Act of 1934 or
                    Suspension of Duty of File Reports Under
                                 Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                          Commission File No. 333-49749

                            YOUNG AMERICA CORPORATION
                          YOUNG AMERICA HOLDINGS, INC.
            (Exact name of registrants as specified in its charters)


                             18671 Lake Drive East,
                        Chanhassen, Minnesota 55317-9383
                                 (952) 294-6000
                   (Address, including zip code, and telephone
                  number, including area code, of registrants'
                          principal executive offices)

               11 5/8% Series B Senior Subordinated Notes due 2006
            (Title of each class of securities covered by this Form)

                                      None
              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)      [X]        Rule 12h-3(b)(1)(ii)    [ ]
            Rule 12g-4(a)(1)(ii)     [ ]        Rule 12h-3(b)(2)(i)     [ ]
            Rule 12g-4(a)(2)(i)      [ ]        Rule 12h-3(b)(2)(ii)    [ ]
            Rule 12g-4(a)(2)(ii)     [ ]        Rule 15d-6              [ ]
            Rule 12g-4(a)(2)(ii)     [ ]


         Approximate number of holders of record as of the certificate or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, Young America Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   May 9, 2001
                                       By:  /s/  MARY BETH FONG
                                            --------------------------
                                            Mary Beth Fong, Secretary and
                                             Treasurer


         Pursuant to the requirements of the Securities Exchange Act of 1934, Young America Holdings, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   May 9, 2001
                                       By:  /s/ MARY BETH FONG
                                            ---------------------------
                                            Mary Beth Fong, Secretary and
                                             Treasurer